United States Securities and Exchange Commission


Form 10SB12G
Registration Form for Small Business Issuers

S.F.H. Holdings II, Inc.
(Exact name of registrant as specified in its charter)

Nevada                      88-0458986
(State of organization)     (I.R.S. Employer Identification No.)

3360 West Sahara, Suite 200, Las Vegas, NV  89102
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 732-2253,
Fax:  (702) 940-4006

Registrant's Attorney: Shawn F. Hackman, A PC, Adam U. Shaikh, Esq. 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common


ITEM 1.	DESCRIPTION OF BUSINESS

(a)	    Business Development

S. F. H. Holdings II, Inc. was incorporated on April 13, 2000, under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. SFH has been in the developmental stage since inception and has no operations date. Other than issuing shares to its original shareholders, SFH Holdings never commenced any operational activities.

SFH Holdings was formed by Shawn F. Hackman, the initial director, for the purpose of creating a corporation which could be used to consummate a merger or acquisition. Mr. Hackman serves as Secretary and Director. Mr. John E. Dhonau serves as President and Director. Mr. Dhonau determined next to proceed with filing a Form 10SB.

Mr. Dhonau, the President and Director, elected to commence implementation of SFH Holdings' principal business purpose, described below under "Item 2, Plan of Operation". As such, SFH Holdings can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify SFH Holdings as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in SFH's securities until such time as SFH Holdings has successfully implemented its business plan described herein.

(b)           Business of Issuer

The primary activity of SFH currently involves seeking a company or companies that it can acquire or with whom it can merge. SFH has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. SFH's plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing SFH's principal business purpose, described below. As such, SFH can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify SFH as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in SFH's securities until such time as SFH has successfully implemented its business plan. SFH's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of SFH. (See "Management").

SFH is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may also be desirable target candidates for SFH. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than SFH. SFH is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, SFH will also compete with numerous other small public companies in seeking merger or acquisition candidates.

SFH has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by SFH. Moreover, SFH does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by SFH, there is no assurance SFH will successfully complete such transaction.

RISK FACTORS

The securities offered are highly speculative in nature and involve a high degree of risk. Only persons who can afford to lose their entire investment should purchase them. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

SFH Holdings has had no operating revenue to date and may not become profitable.

SFH Holdings has had no operating history nor any revenues or earnings from operations. SFH Holdings has no significant assets or financial resources. SFH Holdings will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in SFH Holdings incurring a net operating loss, which will increase continuously until SFH Holdings can consummate a business combination with a profitable business opportunity. SFH Holdings may not be able to identify such a business opportunity and consummate such a business combination. Additionally, because success of SFH Holdings' business operations may depend on management outside of SFH Holdings' control.

The success of SFH Holdings' proposed plan of operation would depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that SFH Holdings will be successful in locating candidates meeting such criteria. In the event SFH Holdings completes a business combination, the success of SFH Holdings' operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond SFH Holdings' control.

SFH Holdings IIs at a competitive disadvantage and in a highly competitive market searching for business combinations and opportunities.

SFH Holdings IIs and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be desirable target candidates for SFH Holdings. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than SFH Holdings and, consequently, SFH Holdings will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, SFH Holdings will compete in seeking merger or acquisition candidates with numerous other small public companies.

SFH Holdings has no agreement for a merger nor any standards set for acceptable candidates for merger.

SFH Holdings has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. SFH Holdings may not be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. SFH Holdings has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, SFH Holdings never commenced any operational activities. SFH Holdings may not be able to negotiate a business combination on terms favorable to SFH Holdings.

SFH Holdings has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which SFH Holdings would not consider a business combination in any form with such business opportunity. Accordingly, SFH Holdings may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

SFH Holdings' management lack certain business skills and will be devoting only part-time work hours.

While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of SFH Holdings. SFH Holdings' two officers have not entered into written employment agreements with SFH Holdings and are not expected to do so in the foreseeable future. SFH Holdings has not obtained key man life insurance on either of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of SFH Holdings' business and its likelihood of continuing operations.

Furthermore, SFH Holdings' officers and directors are not professional business analysts. Lack of experience will be a detriment to SFH
Holdings' efforts.

SFH Holdings may, on occasion, enter into business agreements that have a conflict of interest.

Currently, SFH Holdings' officers and directors have no conflict of interest. However, changes in officers and directors or business agreements entered into could potentially show conflicts of interest. In such instance that SFH Holdings' officers or directors are involved in the management of any firm with which SFH Holdings transacts business. SFH Holdings' board of directors will adopt a resolution which prohibits SFH Holdings from completing a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of SFH Holdings.

Potential merger or acquisition candidates must meet SEC requirements that may delay or preclude SFH Holdings' business plan.

Section 13 of the Securities Exchange Act of 1934, requires companies falling under Section 13 of the Securities Exchange Act of 1934 to provide certain information about significant acquisitions, including certified financial statements for SFH Holdings acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by SFH Holdings. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

SFH Holdings IIs at a competitive disadvantage because it lacks any market research or marketing organization.

SFH Holdings has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by SFH Holdings. Moreover, SFH Holdings does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by SFH Holdings, there is no assurance SFH Holdings will be successful in completing any such business combination.

SFH Holdings will limited to the business opportunities of any company SFH Holdings' proposed operations, even if successful, will in all likelihood result in SFH Holdings engaging in a business combination with only one business opportunity. Consequently, SFH Holdings' activities will be limited to those engaged in by the business opportunity which SFH Holdings merges with or acquires. SFH Holdings' inability to diversify its activities into a number of areas may subject SFH Holdings to economic fluctuations within a particular business or industry and therefore increase the risks associated with SFH Holdings' operations.

Potential determination by the SEC that SFH Holdings II as an investment company could cause material adverse consequences.

Although SFH Holdings will be regulated under the Securities Exchange Act of 1933, management believes SFH Holdings will not be regulated under the Investment Company Act of 1940, insofar as SFH Holdings will not be engaged in the business of investing or trading in securities. In the event SFH Holdings engages in business combinations that result in SFH Holdings holding passive investment interests in a number of entities, the SFH Holdings could be under regulation of the Investment Company Act of 1940. In such event, SFH Holdings would be required to register as an investment company and could be expected to incur significant registration and compliance costs SFH Holdings has obtained no formal determination from the Securities and Exchange Commission as to the status of SFH Holdings under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject SFH Holdings to material adverse consequences.

Any business combination will probably result loss of management and control by SFH Holdings shareholders.

A business combination involving the issuance of SFH Holdings' common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in SFH Holdings. Any such business combination may require management of SFH Holdings to sell or transfer all or a portion of SFH Holdings' common stock held by them, or resign as members of the board of directors of SFH Holdings. The resulting change in control SFH Holdings could result in removal of one or more present officers and directors of SFH Holdings and a corresponding reduction in or elimination of their participation in the future affairs of SFH Holdings.

Should SFH Holdings meet its business plan of merging, shareholders in SFH Holdings will most likely suffer a reduction in percentage share ownership of the newly formed company.

SFH Holdings' primary plan of operation is based upon a business combination with a private concern, which, in all likelihood, would result in SFH Holdings IIssuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of SFH Holdings would result in reduction in percentage of shares owned by present and prospective shareholders of SFH Holdings and would most likely result in a change in control or management of SFH Holdings.

Potential acquisition or merger candidates may wish to avoid potential adverse consequences of merging with SFH Holdings.

SFH Holdings may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with SFH Holdings.

Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to provisions regarding the registration of securities that require full disclosure of SFH Holdings' business, management and financial statements.

Many business decisions made by SFH Holdings can have major tax consequences and many associated risks.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination SFH Holdings may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. SFH Holdings II intends to structure any business combination so as to minimize the federal and state tax consequences to both SFH Holdings and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

The requirement of audited financial statements of potential merging entities may cause some potential merger candidates to forego merging with SFH Holdings.

Management of SFH Holdings believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with SFH Holdings, rather than incur the expenses associated with preparing audited financial statements.

SFH Holdings securities may be limited to only a few markets because of blue-sky laws.

SFH Holdings faces uncertainty with regard to the Y2K issue.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognise the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect SFH Holdings' ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting SFH Holdings, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

SFH Holdings' Year 2000 plans are based on management's best estimates. Based on currently available information, management does not believe that the Year 2000 issues will have a material adverse impact on SFH Holdings' financial condition or results of operations; however, because of the uncertainties in this area, assurance cannot be given in this regard.

(c)           Reports to security holders.

SFH is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors and to increase SFH's access to financial markets. In the event SFH's obligation to file periodic reports is suspended pursuant to the Exchange Act, SFH anticipates that it will continue to voluntarily file such reports.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(a)           Plan of Operation

SFH's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, SFH has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and SFH has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of SFH, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. SFH will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict SFH's virtually unlimited discretion to search for and enter into a business combination.

SFH may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. SFH may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that SFH may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, SFH would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by SFH to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that SFH must commit to acquire a business, may correspondingly increase the risk of loss to SFH. No assurance can be given as to the terms or availability of financing for any acquisition by SFH. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which SFH may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of SFH. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on SFH.

(b)           Management's Discussion and Analysis of Financial

Condition and Results of Operation

SFH has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes SFH will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. SFH will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of SFH have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business. SFH does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

SFH will not restrict its search for any specific kind of firms, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which SFH may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which SFH may offer. However, SFH does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as SFH has successfully consummated such a merger or acquisition. SFH also has no plans to conduct any offerings under Regulation S.

SFH will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that SFH will engage professional firms specializing in business acquisitions or reorganizations.

Management, while not especially experienced in matters relating to the new business of SFH, will rely upon their own efforts and, to a much lesser extent, the efforts of SFH's shareholders, in accomplishing the business purposes of SFH. It is not anticipated that any outside consultants or advisors, other than SFH's legal counsel and accountants, will be utilized by SFH to effectuate its business purposes described herein. However, if SFH does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as SFH has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, SFH's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, SFH may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by SFH's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of SFH, if such person plays a material role in bringing a transaction to SFH.

SFH will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products that may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which SFH would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that SFH will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

SFH is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. SFH has assessed these issues as they relate to SFH, and since SFH currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

SFH is an insignificant participant among firms that engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms that have significantly greater financial and personal resources, technical expertise and experience than SFH. In view of SFH's limited financial resources and management availability, SFH will continue to be at significant competitive disadvantage vis-a-vis SFH's competitors.

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

ITEM 3.	DESCRIPTION OF PROPERTY.

SFH neither owns nor leases any real property at this time.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth, as of the date of this Prospectus, the outstanding Shares of common stock of the Company owned of record or beneficially by each person who owned of record, or was known by SFH Holdings to own beneficially, more than 5% of SFH Holdings' Common Stock, and the name and share holdings of each officer and director and all officers and directors as a group.

Title of Class     Name of Beneficial      Amount and Nature   Percent
                   Owner (1)               of Beneficial       of Class
                                           Owner (2)
[S]                [C]                     [C]                 [C]
Common Stock       John E. Dhonau           1,500,000          50%

Common Stock       Shawn F. Hackman         1,500,000          50%

None of the Officers, Directors or existing shareholders have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

Principal Shareholder(s).

The addresses for the principal shareholders are as follows:
President John E. Dhonau, 2980 S. Rainbow Blvd., Suite 200C, Las Vegas,
NV, 89146.

Secretary Shawn F. Hackman: 3360 W. Sahara, Suite 200, Las Vegas,
Nevada, 89102.

Both shareholders have sole voting and investment power.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
PERSONS

The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since January, 2000. Each director and officer shall serve for a term ending on the date of the third Annual Meeting. There are no other persons which can be classified as a promoter or controlling person of SFH Holdings.

John E. Dhonau. President. Mr. Dhonau has over twenty years of experience in marketing and business. Mr. Dhonau has held positions as president, national marketing director, and regional marketing director in several national marketing organizations. Mr.

Dhonau has had experience in the multi-level marketing industry, having held positions in A.L. Williams, Primerica, World Marketing Alliance, World Class Network and VisionQuest International. Mr. Dhonau also served as president of World Class Network, which developed tour packages for World Class Network.

In October 1995, Mr. Dhonau also founded a cold-rendering manufacturing firm servicing the agricultural organic fertilizer and feed industry, raising $2.5 million. This business allows the conversion of blood and animal parts to be converted to feed cattle and chicken.

In October 1998, Mr. Dhonau was appointed President of a creative
Internet e-commerce solution leading the way into the development and marketing of retail products over the World Wide Web.

Mr. Dhonau has attended the University of Cincinnati with an emphasis in accounting and marketing. In 1984, Mr. Dhonau received the Charlie Hustle Award from Ashland Oil Company for the largest contribution to the growth of the company.

Shawn F. Hackman. Secretary

Mr. Hackman, an attorney, is admitted to practice law in Iowa and Nevada State Courts. Mr. Hackman is also admitted to practice law in the U.S. District Court of Nevada. He practices primarily in Corporate and Securities Law. Mr. Hackman holds a B.A in Finance and a J.D from the University of Iowa.

None of the Officers and Directors has been involved in legal proceedings that impair their ability to perform their duties as Officers and Directors.

There is no family relationship between any of the officers or directors

ITEM 6.	EXECUTIVE COMPENSATION

(a) No officer or director of SFH Holdings II is receiving any remuneration at this time.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

(c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
There are no relationships, transactions, or a proposed transaction to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

Shawn F. Hackman, Esq., SFH's resident agent, incorporated SFH in an administrative capacity. Additionally, Mr. Hackman currently holds a position in the SFH Holdings as Secretary and Director.

Interest of named experts and counsel.

Shawn F. Hackman, Secretary and Director of the Corporation, also provides legal services for the Corporation. Mr. Hackman's office also created and prepared this registration statement.

Management's Plan With Respect To Other Blank Check Entities.

Currently, President John E. Dhonau and Secretary Shawn F. Dhonau are officers and directors for 5 other blank check companies. These five companies are SFH Holdings, Inc., SFH Holdings, Inc., Horinzon Prime, Inc., Silver Stream, Inc., Red Bluff, Inc., and Western Sky, Inc.
SEC.


Incorporation Name      Form Type        Date of Filing
SHF Holdings I, Inc.    10SB12G
Horizon Prime, Inc.     SB-2              2/18/2000
Western Sky, Inc.       SB-2              2/18/2000
Silver Stream, Inc.     SB-2              2/18/2000
Red Bluff, Inc.         SB-2              2/18/2000

Currently, these companies have not been cleared by the SEC. Therefore, there has been no public offering as of yet and no plans of a merger or acquisition for these companies.


It is the intent of management to consummate a merger or acquisition with each of these companies. However, there is an inherent conflict of interest with respect to all four companies Mr. Dhonau and Mr. Hackman are affiliated with. Management, therefore, has agreed that the companies will be given priority based upon the time of clearance of the companies. The first company cleared will be given priority and so on. If, by happenstance, one or more of SFH's registration statements clear at the same time, SFH will give priority to SFH whose name is first in alphabetical order.

Additionally, Shawn F. Hackman does provide as address as resident agent for the following blank check companies: Blimah, Inc., Kesser, Inc., Harbor Group.Net, Inc., Y2Komp.com, Modern.com, Ability.com, and Computech.com. However, Shawn F. Hackman is neither an officer nor director of these blank check companies and has no connection with the day to day activities of them.

ITEM 8.	LEGAL PROCEEDINGS

SFH is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against SFH has been threatened.

ITEM 9.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

SFH's common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for SFH's securities and management does not intend to initiate any such discussions until such time as SFH has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a merger or acquisition has been completed, one or both of SFH's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by SFH will contact prospective market makers. SFH does not intend to use consultants to contact market makers.

Market Price

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to SFH, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly traded securities. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow SFH's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, SFH will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of SFH to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of SFH's securities on a national exchange. In such events, trading, if any, in SFH's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, SFH's securities.

Holders

There are currently 2 shareholders of S.F.H. Holdings II. They were each issued 1,500, 000 shares for services as officers and directors of the corporation.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

On April 13, 2000, 1,500,000 shares were issued to John E. Dhonau and 1,500,000 to Shawn F. Hackman under Rule 4(2).

ITEM 11.	DESCRIPTION OF SECURITIES.

General description.

The securities being offered are shares of common stock. The Articles of Incorporation authorize the issuance of 25,000,000 shares of common stock, with a par value of $.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of SFH Holdings available for distribution upon winding up of the affairs of SFH Holdings; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights:

(a) cumulative or special voting rights;

(b) preemptive rights to purchase in new issues of Shares;

(c) preference as to dividends or interest;

(d) preference upon liquidation; or

(e) any other special rights or preferences.

In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of SFH Holdings, attached as
Exhibit 3.1 and Exhibit 3.2, respectively, to this Form SB-2. As of the date of this Form SB-2, SFH Holdings has 3,000,000 Shares of common stock outstanding.

Non-cumulative voting.


The holders of Shares of Common Stock of SFH Holdings do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

SFH Holdings does not currently intend to pay cash dividends. SFH Holdings' proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because SFH Holdings does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of SFH Holdings.

A distribution of revenues will be made only when, in the judgment of SFH Holdings' Board of Directors, it is in the best interest of SFH Holdings' stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and SFH Holdings' internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible anti-takeover effects of authorized but unissued stock.

Upon the completion of this Offering, SFH Holdings' authorized but unissued capital stock will consist of 20,000,000 shares (assuming the entire offering is sold) of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of SFH Holdings by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of SFH Holdings' management.

If, in the due exercise of its fiduciary obligations, for example, the
Board of Directors were to determine that a takeover   proposal was not
in SFH Holdings' best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent

SFH Holdings IIntends to engage the services of Pacific Stock Transfer Company, P.O. Box 93385 Las Vegas, Nevada 89193

(702) 361-3033  Fax (702) 732-7890.

Disclosure of commission position on indemnification for securities act liabilities.

No director of SFH Holdings will have personal liability to SFH
Holdings or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability.

The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to SFH Holdings or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes,
(iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of SFH Holdings IIn most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of SFH Holdings are accountable to SFH Holdings as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting SFH Holdings. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to SFH Holdings, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.

Shareholders, who have suffered losses in connection with the purchase or sale of their interest in SFH Holdings II in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

The registrant undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the
foregoing provisions, or otherwise, the small business   issuer has
been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

SFH and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of SFH in most cases for any liability suffered by them or arising from their activities as officers and directors of SFH if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of SFH are accountable to SFH as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling SFH's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where SFH has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders, who have suffered losses in connection with the purchase or sale of their interest in SFH in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from SFH.

ITEM 13.	FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
FINANCIAL STATEMENTS



SHF Holdings II, Inc.
Financial Statement
April 13, 2000







Merdinger, Furchter, Rosen & Corso, P.C.
Certified Public Accountants
888 Seventh Avenue
New York, NY   10106

Tel:   (212)  757-8400
Fax:   (212)  757-6124



Independent Auditor's Report


We have audited the accompanying balance sheet of SFH Holdings II, Inc. as of April 13, 2000. The financial statement is the responsibility of the Company's managment. Our responsibility is to express an opinion on this financial statement basedon our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managment, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFH Holdings II, Inc. as of April 13, 2000 in conformity with generally accepted accounting principles.



Merdiner, Fruchter, Rosen & Corso, P.C.
Certified Public Accountants


New York, New York
May 23, 2000




SFH Holdings II, Inc.
Balance Sheet
April 13, 2000




Assets                                  $-

Liabilities                              -

Capital
  Subscription of Stock Receivables     (3000)
  Common Stock, $0.001 par value;
    25,000,000 shares authorized,
    3,000,000 shares issued and          3000
    outstanding                         -------
       Total Capital                       -
                                        -------

TOTAL CAPITAL AND LIABILITIES           $   -
                                        =======


The accompanying note is an integral part of the financial statement.




SHF Holdings II, Inc.
Notes to financial statements
April 13,2000



NOTE 1-  NATURE OF OPERATIONS

SFH Holdings II, Inc. was incorporated on April 13, 2000 in the State of Nevada. The Corporation's principal business activity has not been determined.





































EXHIBITS

3.1	         Articles of Incorporation
3.2	         By-Laws
24.1         Power of Attorney


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SFH Holdings, Inc.

By:/s/

Shawn F. Hackman, Secretary


SHF Holdings II, Inc.
Financial Statement
April 13, 2000







Merdinger, Furchter, Rosen & Corso, P.C.
Certified Public Accountants
888 Seventh Avenue
New York, NY   10106

Tel:   (212)  757-8400
Fax:   (212)  757-6124



Independent Auditor's Report


We have audited the accompanying balance sheet of SFH Holdings II, Inc. as of April 13, 2000. The financial statement is the responsibility of the Company's managment. Our responsibility is to express an opinion on this financial statement basedon our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managment, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFH Holdings II, Inc. as of April 13, 2000 in conformity with generally accepted accounting principles.



Merdiner, Fruchter, Rosen & Corso, P.C.
Certified Public Accountants


New York, New York
May 23, 2000




SFH Holdings II, Inc.
Balance Sheet
April 13, 2000




Assets                                  $-

Liabilities                              -

Capital
  Subscription of Stock Receivables     (3000)
  Common Stock, $0.001 par value;
    25,000,000 shares authorized,
    3,000,000 shares issued and          3000
    outstanding                         -------
       Total Capital                       -
                                        -------

TOTAL CAPITAL AND LIABILITIES           $   -
                                        =======


The accompanying note is an intergal part of the financial statement.




SHF Holdings II, Inc.
Notes to finanical statements
April 13,2000



NOTE 1-  NATURE OF OPERATIONS

SFH Holdings II, Inc. was incorporated on April 13, 2000 in the State of Nevada. The Corporation's principal business activity has not been determined.